                                                                Exhibit 7.3

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
               -------------------------------------------------

On July 1, 1998, the Company completed its initial public offering of common and preferred stock and debt totaling $391 million. The common stock offering was for 7,598,572 shares of Class A Common Stock (the "Class A Common Stock"), including 6,428,572 shares sold by the Company and 1,170,000 shares sold by State of Wisconsin Board. Of the 7,598,572 shares of Class A Common Stock sold, 1,519,714 shares were sold in an offering outside the U.S. and Canada and 6,078,858 shares were sold in a concurrent offering in the U.S. and Canada. In addition, on July 31, 1998, the underwriters exercised a portion of the over-allotment and sold an additional 800,000 shares of Class A Common Stock for net proceeds to the Company of $10.4 million. These offerings are collectively referred to as the "Stock Offerings."
Concurrently with the Stock Offerings, the Company sold in a preferred stock offering (the "Preferred Stock Offering") $125.0 million of 13 3/4% Series A Cumulative Exchangeable Redeemable Preferred Stock Due 2009 (the "Series A Preferred Stock") approximately $34.5 million of which was sold directly by the Company to The Northwestern Mutual Life Insurance Company at a purchase price equal to the price to the public and $160.0 million of 10 3/8% Senior Subordinated Notes Due 2008 (the "Notes") (the "Debt Offering" and, together with the Stock Offerings and the Preferred Stock Offering, the "Offerings").

In March 1998, the Company amended its articles of incorporation to change its name from Cumulus Holdings, Inc. to Cumulus Media Inc. Until immediately prior to the closing of the Offerings, all of the outstanding common stock of the Company was held by Cumulus Media, LLC ("Media LLC"). Immediately prior to the completion of the Offerings, (i) all shares of the Company's 12% Class A Cumulative Preferred Stock which were held by The Northwestern Mutual Life Insurance Company (the "NML Preferred Stock") plus all accrued and unpaid dividends thereon as of the exchange date were exchanged for shares of Series A Preferred Stock having an equivalent aggregate liquidation value; and (ii) Media LLC was liquidated and the Shares of Class A Common Stock, Class B Common Stock and Class C Common Stock held by Media LLC was distributed by Media LLC to its members in liquidation (the "Reorganization").

Prior to the completion of the Offerings, the Company financed its acquisitions primarily through private equity financings and borrowings under a credit agreement (the "Old Credit Agreement"). In March 1988, the Company entered into a $190.0 million senior credit facility (the "Credit Facility").
 The Credit Facility was amended as of May 1, 1998, as of June 24, 1998 and as of June 26, 1998, to provide for a revolving credit line of $25.0 million until March 2, 2006 and an eight-year term loan facility of $125.0 million. Under the terms of the Credit Facility, the Company drew down $62.5 million of the term facility upon the closing of the Offerings.

The Company has entered into definitive purchase agreements to acquire 81 stations in 17 markets for an aggregate purchase price of approximately $108.9 million in transactions which have not yet been consummated (the "Pending Acquisitions").

The Reorganization, borrowings under the Credit Facility and the application of proceeds therefrom, acquisitions completed as of the date hereof (the "Completed Acquisitions"), the Pending Acquisitions, and the Offerings and the applications of proceeds therefrom are collectively referred to as the "Transactions."

The following unaudited pro forma combined financial statements reflects the results of operations for the three months ended March 31, 1998 and the year ended December 31, 1997 and the combined balance sheet as of March 31, 1998 of the Company after giving effect to the Transactions. The information set forth under the heading "The Company Historical" in the pro forma combined statement of operations for the three months ended March 31, 1998 and the year ended December 31, 1997 includes results relating to local marketing agreements. The information set forth under the heading "Pending Acquisitions" in the pro forma combined statement of operations for the three months ended March 31, 1998 and the year ended December 31, 1997 excludes results relating to local marketing agreements.

The information set forth under the heading "1998 Completed Acquisitions" reflects all acquisitions consummated by the Company after March 31, 1998, including the acquisition of Republic Corporation.

The companies acquired subsequent to March 31, 1998 and the related purchase prices are as follows:


     Republic Corporation.......................................... $ 40,500
     New Frontier Communications, Inc..............................   14,000
     Clearly Superior Radio Properties.............................   12,500
     Ninety-Four Point One, Inc. ..................................   10,770
     Savannah Valley Broadcasting Radio Properties.................   10,200
     WWFG-FM and WOSC-FM...........................................    7,500
     WJCL-FM.......................................................    7,250
     Castle Broadcasting Limited Partnership.......................    6,400
     Jan-Di Broadcasting, Inc. ....................................    5,000
     Louisiana Media Interests, Inc. and Subsidiaries..............   16,200
     Crystal Radio Group, Inc. ....................................   14,000
     Chattanooga Broadcast Group...................................    6,000
     Lesnick Communications, Inc. .................................    3,300
     Beaumont Skywave, Inc. .......................................    3,600
     Wiskes-Abaris Communications..................................    3,150
     Big Country Broadcasting......................................    1,812
     Savannah Communications, L.P. ................................    5,250
     KIKR, Inc. ...................................................    1,350
     Heritage Communications.......................................    1,000
     Westwind Broadcasting.........................................      820
     GHB Broadcasting..............................................      700
     West Jewell Management........................................      675
     IQ Radio, Inc. ...............................................      390
                                                                    --------
          Total                                                     $172,367
                                                                    --------
                                                                    --------

Upon consummation of the Pending Acquisitions, the Company will be one of the five largest radio broadcasting companies based on number of stations, and among the fifteen largest based on net revenues in the U.S. and will own and operate 176 radio stations (124 FM and 52 AM) clustered in 34 U.S. markets. The companies to be acquired as part of the Pending Acquisitions, including the estimated purchase prices, are as follows:


     JKJ Broadcasting, Inc., Missouri River Broadcasting, Inc., Ingstad
      Mankato, Inc., James Ingstad Broadcasting, Inc., and Hometown
       Wireless, Inc. .................................................              $ 40,200
     Midland Broadcasters, Inc. .......................................                10,425
     Radio Ingstad Minnesota, Inc., Radio Albert Lea, Inc. and KRCH of
      Minnesota, Inc. ................................................                  9,300
     Communications Properties, Inc. .................................                  6,000
     Ocmulgee Broadcasting............................................                  5,250
     Tallahassee Broadcasting, Inc. ..................................                  4,000
     Tyron-Seacoast Communications, Inc. .............................                  4,000
     Savannah Valley Broadcasting Radio Properties....................                  3,800
     Pamplico Broadcasting, L.P. .....................................                  3,650
     Phoenix Broadcast Partners, Inc. ................................                  3,500
     K-Country, Inc. .................................................                  3,300
     Clarendon County Broadcasting....................................                  3,250
     American Communications Company Inc. ............................                  2,500
     Albany Broadcasting Co. .........................................                  2,250
     Mountain Wireless................................................                  2,200
     Brillion Radio Company...........................................                  2,065
     Mustang Broadcasting Company.....................................                  2,000
     Esprit' Communication Corporation................................                  1,700
     Nautical Broadcasting............................................                    525
     WLOV(P&T Broadcasting............................................                    500
     Less:  Sale of WIMX-FM...........................................                 (1,500)
                                                                                     --------
              Total                                                                  $108,915
                                                                                     --------
                                                                                     --------

The pro forma combined statement of operations for the three months ended March 31, 1998 gives effect to the Transactions (other than acquisitions completed in 1997) as if they occurred on January 1, 1998. For pro forma purposes, the pro forma combined statement of operations for the year ended December 31, 1997 gives effect to the Transactions as if they had occurred on January 1, 1997. For pro forma purposes, the Company's pro forma combined balance sheet as of March 31, 1998 gives effect to the Transactions (except for Completed Acquisitions consummated prior to March 31, 1998, in which case the pro forma combined balance sheet gives effect to such transactions as of the date of their consummation) as if they had occurred on March 31, 1998.

The pro forma combined financial statements are based on the historical consolidated financial statements of the Company and the financial statements of those entities acquired, or from which assets were acquired, in conjunction with the Completed Acquisitions and the Pending Acquisitions.
The unaudited combined pro forma financial information reflects the use of the purchase method of accounting for all acquisitions. For purposes of the unaudited pro forma combined financial statements, the purchase prices of the Completed Acquisitions and the Pending Acquisitions have been allocated based primarily on information furnished by management of the acquired stations. The final allocation of the relative purchase prices of the Completed Acquisitions and the Pending Acquisitions are determined a reasonable time after consummation of such transactions and are based on complete evaluations of the assets acquired and liabilities assumed. Accordingly, the information presented herein may differ from the final purchase price allocation; however, in the opinion of the Company's management, the final purchase price allocation will not differ significantly from the information presented herein. In the opinion of the Company's management, all adjustments have been made that are necessary presented herein. In the opinion of the Company's management, all adjustments have been made that are necessary to present fairly the pro forma data.

The unaudited pro forma information is presented for illustrative purposes only and is not indicative of the operating results or financial position that would have occurred if the Transactions had been consummated on the dates indicated, nor is it indicative of future operating results or financial positions if the aforementioned transactions are completed. The failure of the aforementioned transactions to be completed would significantly alter the unaudited pro forma information.

All pro forma financial information should be read in conjunction with the Company's Consolidated Financial Statements and the financial statements of certain of the other acquired companies included in the Company's
Registration Statement on Form S-1 (No. 333-48849).

                               CUMULUS MEDIA INC.
                    UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                               AS OF MARCH 31, 1998
                              (Dollars in thousands)

                                                                                     PRO FORMA        PRO FORMA
                                                                   PRO FORMA      ADJUSTMENTS FOR   ADJUSTMENTS FOR
                                                  THE COMPANY     ADJUSTMENTS      THE SUBSEQUENT     THE PENDING      PRO FORMA
                                                   HISTORICAL   FOR THE OFFERINGS   ACQUISITIONS    ACQUISITIONS (4)    COMBINED
                                                   ----------   -----------------   ------------    ----------------    --------
 ASSETS:
 Current assets:
 Cash and cash equivalents                         $   23,416      $  274,923 (1)    $ (160,668)(3)   $  (108,092)     $    29,579
 Accounts receivable                                   10,238               -                 -                 -           10,238
 Prepaid expenses and other current assets              1,587               -                 -                 -            1,587
                                                   ----------      ----------        ----------       -----------      -----------
    Total current assets                               35,241         274,923          (160,668)         (108,092)          41,404

 Property and equipment, net                           14,146               -            12,204 (3)        15,627           41,977
 Intangible assets, net                               150,973               -           172,828 (3)        94,079          417,880
 Other assets                                          19,766           6,338 (1)       (11,699)(3)          (823)          13,582
                                                   ----------      ----------        ----------       -----------      -----------
    Total assets                                   $  220,126      $  281,261        $   12,665       $       791      $   514,843
                                                   ==========      ==========        ==========       ===========      ===========
 LIABILITIES AND STOCKHOLDERS' EQUITY:

 Current liabilities:
 Accounts payable and other liabilities            $    8,619      $        -        $        -       $         -      $     8,619
 Current portion of long-term debt                         12               -                 -                 -               12
                                                   ----------      ----------        ----------       -----------      -----------
    Total current liabilities                           8,631               -                 -                 -            8,631

 Long-term debt:
   Notes                                                    -         160,000 (1)             -                 -          160,000
   Credit facility                                    120,252         (57,752)(1)             -                 -           62,500

 Other long-term liabilities:
  Deferred tax liability                                  853               -            12,665 (3)           791           14,309
  Other long-term liabilities                           1,083               -                 -                 -            1,083
                                                   ----------      ----------        ----------       -----------      -----------
    Total liabilities                                 130,819         102,248            12,665               791          246,523

                                                                       90,474 (1)
  Preferred stock subject to mandatory redemption      30,518           4,008 (2)             -                 -          125,000
                                                   ----------      ----------        ----------       -----------      -----------

Stockholders' equity:

 Class A Common Stock                                       -              86 (1)             -                 -               86
 Class B Common Stock                                       -              88 (1)             -                 -               88
 Class C Common Stock                                       -              24 (1)             -                 -               24
 Additional paid in capital                            67,692          84,333 (1)             -                 -          152,025
 Accumulated other comprehensive income                     5               -                 -                 -                5
 Retained earnings (deficit)                           (8,908)              -                 -                 -           (8,908)
                                                   ----------      ----------        ----------       -----------      -----------
    Total stockholders' equity                         58,789          84,531                 -                 -          143,320

    Total liabilities and stockholders' equity     $  220,126      $  281,261        $   12,665       $       791      $   514,843
                                                   ==========      ==========        ==========       ===========      ===========

     See accompanying notes to the unaudited combined pro forma balance sheet.

                 Notes to the Unaudited Pro Forma Balance Sheet
                             As of March 31, 1998
                            (Dollars in Thousands)

(1) To reflect the net cash proceeds, after repayment of the Credit Facility, from the Offerings as follows:


    Issuance of Notes ($160,000 net of fees of $6,338)                   $153,662
    Preferred Stock Offering to the public ($90,474 net
    of fees of $4,262)                                                     86,212
    Stock Offerings ($101,200 to the Company net of fees of $8,399)        92,801
    Credit Facility - Term loan                                            62,500
    Less:  Repayment of Credit Facility - Revolving line of credit       (120,252)
                                                                         ---------
                                                                         $274,923
                                                                         ---------
                                                                         ---------

(2) An amount of $4,008 has been recorded for the accretion of the dividends and discount on the NML Preferred Stock when exchanged into Series A Preferred Stock.

(3) To record the acquisitions of Republic Corporation and the other Completed Acquisitions for $172,367 ($160,668 in cash and the use of escrow deposits of $11,699) and the allocations of the related purchase prices as follows:

                                                                                   Other
                                                                                 Subsequent
                                                                 Republic         Completed                       Allocation of
                                                                Corporation      Acquisitions      Pro Forma         Purchase
                                                                 Historical       Historical      Adjustments         Price
                                                                 ----------       ----------      -----------         -----
     Assets:
     Current assets:
     Cash and cash equivalents                                   $     313        $     1,243      $(173,923)         $(172,367)
     Accounts receivable                                               159              4,303         (4,462)                 -
     Prepaid expenses and other current assets                         752                467         (1,219)                 -
                                                                 ---------        -----------      ----------         ---------
          Total current assets                                       1,224              6,013       (179,604)          (172,367)
     Property and equipment, net                                     2,997              8,752            455             12,204
     Intangible assets, net                                         11,912             27,000        133,916            172,828
     Other assets                                                      621                165           (786)                 -
                                                                 ---------        -----------      ----------         ---------
          Total assets                                           $  16,754        $    41,930      $ (46,019)          $ 12,665
                                                                 ---------        -----------      ----------         ---------
                                                                 ---------        -----------      ----------         ---------
     Liabilities and stockholders' equity:
     Current liabilities:
     Accounts payable and other liabilities                      $    707         $     7,545      $  (8,252)                 -
     Current portion of long-term debt                                  -               8,910         (8,910)                 -
                                                                 ---------        -----------      ----------         ---------
     Total current liabilities                                        707              16,455        (17,162)                 -
     Long-term debt                                                     -              17,379        (17,379)                 -
     Deferred tax liability                                           272                  68         12,325             12,665
     Other long-term liabilities                                        -                 775           (775)                 -
                                                                 ---------        -----------      ----------         ---------
          Total liabilities                                           979              34,677        (22,991)            12,665
                                                                 ---------        -----------      ----------         ---------
     Stockholders' equity                                          15,775               7,253        (23,028)                 -
                                                                 ---------        -----------      ----------         ---------
     Total liabilities and stockholders' equity                  $ 16,754          $   41,930      $ (46,019)          $ 12,665
                                                                 ---------        -----------      ----------         ---------
                                                                 ---------        -----------      ----------         ---------

(4) To record the allocation of the $108,915 in purchase price paid for the Pending Acquisitions and the recording of the related deferred income taxes of $791.

                               CUMULUS MEDIA INC.
               UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                    FOR THE THREE MONTHS ENDED MARCH 31, 1998
                  (Dollars in thousands, except per share data)


                                                         Pro Forma
                                                       Adjustments for      Pro Forma
                                         The Company    the Company        Adjustments       1998 Completed
                                          Historical    Historical(1)   for the Offerings    Acquisitions(4)
                                          ----------    -------------   -----------------    ---------------
 Statement of Operations Data:

 Revenues                                  $ 13,787        $  1,083          $      -          $  7,723
 Less: agency commissions                    (1,287)            (99)                -              (565)
                                           --------        --------          --------          --------
 Net revenues                                12,500             984                 -             7,158

 Station operating expenses                  10,904             973                 -             6,232
    excluding depreciation and
    amortization

 Depreciation and amortization                2,748             175                 -             1,302

 Corporate general and
    administrative expenses                     961               -                 -                 -

 Non-cash stock compensation expense              -               -                 -                 -
                                           --------        --------          --------          --------
 Operating income (loss)                     (2,113)           (164)                -              (376)

 Interest expense                             1,374              78             4,278 (2)           931

 Other (income) expense                           6             (56)                -                68
                                           --------        --------          --------          --------

 Income (loss) before  income taxes          (3,493)           (186)           (4,278)           (1,375)

Income tax (expense) benefit                      -               -                 -                (7)
                                           --------        --------          --------          --------

 Net income (loss)                           (3,493)           (186)           (4,278)           (1,382)

 Preferred stock dividends                      842               -             3,529 (3)             -
                                           --------        --------          --------          --------

 Net income (loss) attributable to
   common stockholders                     $ (4,335)       $   (186)         $ (7,807)         $ (1,382)
                                           ========        ========          ========          ========
Basic and diluted earnings (loss)
   per share                               $ (4,335)

Average shares outstanding (in thousands)         1


                                              Pro Forma
                                           Adjustments for the
                                           Company Historical                  Pro Forma
                                              and the 1998                    Adjustments
                                               Completed       Pending      for the Pending    Pro Forma
                                              Acquisitions   Acquisitions     Acquisitions     Combined
                                              ------------   ------------     ------------     --------
 Statement of Operations Data:

 Revenues                                       $      -       $  6,734         $      -       $ 29,327
 Less: agency commissions                              -           (364)               -         (2,315)
                                                --------       --------         --------       --------
 Net revenues                                          -          6,370                -         27,012

 Station operating expenses                            -          5,829                -         23,938
    excluding depreciation and
    amortization

 Depreciation and amortization                       211 (5)        704              627 (5)      5,767

 Corporate general and
    administrative expenses                            -              -                -            961

 Non-cash stock compensation expense                   -              -                -              -
                                                --------       --------         --------       --------
 Operating income (loss)                            (211)          (163)            (627)        (3,654)

 Interest expense                                   (620)(6)        675             (986)(6)      5,730

 Other (income) expense                                -            (78)               -            (60)
                                                --------       --------         --------       --------

 Income (loss) before  income taxes                  409           (760)             359         (9,324)

Income tax (expense) benefit                           -             27                -             20
                                                --------       --------         --------       --------

 Net income (loss)                                   409           (733)             359         (9,304)

 Preferred stock dividends                             -              -                -          4,371
                                                --------       --------         --------       --------

 Net income (loss) attributable to
   common stockholders                          $    409       $   (733)        $    359       $(13,675)
                                                ========       ========         ========       ========
Basic and diluted earnings (loss)
   per share                                                                                   $  (0.69)

Average shares outstanding (in thousands)                                                        19,737




See accompanying notes to Unaudited Pro Forma Combined Statement of Operations.

      Notes to the Unaudited Pro Forma Combined Statement of Operations
                   For the Three Months Ended March 31, 1998
                          (Dollars in thousands)

(1) Adjustments reflect historical revenues and expenses of stations acquired by the Company in the first quarter of 1998 for the period from January 1, 1998 through the date the stations were acquired by the Company.

(2)  Adjustment to reflect increased interest expense resulting from:


     Quarterly interest expense on $160,000 Notes at 10.375%......................               $  4,150
     Quarterly interest expense on $62,500 outstanding under the Credit Facility
        at 8.50%..................................................................                  1,328
     Quarterly amortization of $6,338 Notes debt issuance costs over 10 years.....                    158
     Quarterly amortization of $3,000 Credit Facility, debt issuance costs
     over 8 years.................................................................                     94
                                                                                                 ---------
     Total interest expense                                                                         5,730
        Less:  Historical interest recorded by the Company and recorded by the stations acquired by the Company in the first quarter of 1998 for the
        period from January 1, 1998 through the dates acquired by the Company.....                 (1,452)
                                                                                                 ---------
     Net adjustment...............................................................                 $ 4,278
                                                                                                 ---------
                                                                                                 ---------

(3)  To reflect additional accretion related to the Series A Preferred Stock dividend:
     Accretion of Series A Preferred Stock dividend (compounded daily
        at 13.75%)................................................................                $  4,371
     Less:  Historical dividends on NML Preferred Stock exchanged into Series
        A Preferred Stock.........................................................                    (842)
                                                                                                 ---------
     Net adjustment...............................................................                $  3,529
                                                                                                 ---------
                                                                                                 ---------

(4) Adjustments reflect historical revenues and expenses of Republic Corporation and the other stations acquired subsequent to March 31, 1998 as follows:

                                                                                        Other
                                                                      Republic          1998               1998
                                                                     Corporation      Completed          Completed
                                                                      Historical      Historical        Acquisitions
     Revenues                                                          $2,007           $5,716            $7,723
     Less:  agency commissions                                           (155)            (410)             (565)
                                                                      --------         --------          --------
     Net revenues                                                       1,852            5,306             7,158

     Station operating expenses
        excluding depreciation and
        amortization                                                    1,429            4,803             6,232

     Depreciation and amortization                                        321              981             1,302
                                                                      --------         --------          --------
     Operating income (loss)                                              102             (478)             (376)

     Interest income expense, net                                          (1)             932               931
     Other (income) expense, net                                           15               53                68
                                                                      --------         --------          --------
     Income (loss) before income taxes                                     88           (1,463)           (1,375)
     Income tax (expense) benefit                                         (11)               4                (7)
                                                                      --------         --------          --------
     Net income (loss)                                                    $77          ($1,459)          ($1,382)
                                                                      --------         --------          --------
                                                                      --------         --------          --------

(5) Adjustments reflect (i) the change in depreciation and amortization expense resulting from conforming the estimated useful lives of the Completed Acquisitions and the Pending Acquisitions' assets to the Company's policies and (ii) the additional depreciation and amortization expense resulting from the allocation of the purchase price to the estimated fair market value of the assts acquired. On a pro forma basis, depreciation expense is $1,049 and amortization expense is $4,718 after giving effect to the Completed Acquisitions and the Pending Acquisitions. Depreciation expense has been calculated on a straight line basis using a weighted average life of 10 years for property and equipment. Goodwill and other intangible assets amortization has been calculated on a straight line basis over 25 years. Non-compete agreements are being amortized over the lives of the agreements which range from 2-5 years.

     The Company allocates the purchase prices of the acquired stations based on complete evaluations of the assets acquired and the liabilities assumed. The Company believes that the excess of cost over the fair value of tangible net assets of an acquired radio station almost exclusively relates to the value of the FCC broadcasting license and goodwill. The Company believes that the purchase price allocation method described above is consistent with general practice in the radio broadcasting industry.

(6) Adjustment to eliminate historical interest expense of the 1998 Completed Acquisitions and of the Pending Acquisitions.

In July 1998, the Company recorded the accretion of dividends and the discount on the NML Preferred Stock of $4,008 when it was exchanged into Series A Preferred Stock.

                               CUMULUS MEDIA INC.
               UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                  (Dollars in thousands, except per share data)

                                                                                                               Pro Forma
                                                                                                           Adjustments for the
                                                         Pro Forma                                          Company Historical
                                                       Adjustments for      Pro Forma                          and the 1998
                                        The Company      the Company        Adjustments       1998 Completed     Completed
                                        Historical(1)    Historical(3)   for the Offerings    Acquisitions(6)   Acquisitions
                                        -------------    -------------   -----------------    ---------------   ------------
 Statement of Operations Data:

 Revenues                                  $ 10,134        $ 21,363          $      -          $ 60,719          $      -
 Less: agency commissions                      (971)         (1,780)                -            (6,758)                -
                                           --------        --------          --------          --------          --------
 Net revenues                                 9,163          19,583                 -            53,961                 -
                                           --------        --------          --------          --------          --------
 Station operating expenses                   7,147          14,521                 -            44,500              (956)(7)
    excluding depreciation and
    amortization

 Depreciation and amortization                1,671           2,988                 -             6,265             6,922 (8)

 Corporate general and
    administrative expenses                   1,276               -                 -                34               956 (7)

 Non-cash stock compensation expense          1,689 (2)           -                 -                 -                 -
                                           --------        --------          --------          --------          --------
 Operating income (loss)                     (2,620)          2,074                 -             3,162            (6,922)
                                           --------        --------          --------          --------          --------

 Interest expense                               837           1,125            20,960 (4)         3,817            (2,696)

 Gain (loss) on sale of asset                     -          12,261                 -                 -           (12,261)(9)
 Other (income) expense                          54               4                 -               289                 -
                                           --------        --------          --------          --------          --------

 Income (loss) before  income taxes          (3,511)         13,206           (20,960)             (944)          (16,487)
                                           --------        --------          --------          --------          --------
Income tax (expense) benefit                    (67)            (84)                -             3,680            (3,724)(10)
                                           --------        --------          --------          --------          --------

 Net income (loss)                           (3,578)         13,122           (20,960)            2,736           (20,211)

 Preferred stock dividends                      274               -            18,147 (5)             -                 -
                                           --------        --------          --------          --------          --------

 Net income (loss) attributable to
   common stockholders                     $ (3,852)       $ 13,122          $(39,107)         $  2,736          $(20,211)
                                           ========        ========          ========          ========          ========
Basic and diluted earnings (loss)
   per share                               $ (3,852)

Average shares outstanding (in thousands)         1



                                                            Pro Forma
                                                           Adjustments
                                            Pending      for the Pending     Pro Forma
                                          Acquisitions     Acquisitions     Combined(1)
                                          ------------     ------------     -----------
 Statement of Operations Data:

 Revenues                                   $ 30,752         $      -       $122,968
 Less: agency commissions                     (1,683)               -        (11,192)
                                            --------         --------       --------
 Net revenues                                 29,069                -        111,776
                                            --------         --------       --------
 Station operating expenses                   25,191           (2,494)(7)     87,909
    excluding depreciation and
    amortization

 Depreciation and amortization                 2,296            2,773 (8)     22,915

 Corporate general and
    administrative expenses                        -            2,494 (7)      4,760

 Non-cash stock compensation expense             278                -          1,967
                                            --------         --------       --------
 Operating income (loss)                       1,304           (2,773)        (5,775)
                                            --------         --------       --------

 Interest expense                              2,173           (3,294)        22,922

 Gain (loss) on sale of asset                  5,547           (5,547)(11)         -
 Other (income) expense                         (121)            (122)(12)       104
                                            --------         --------       --------

 Income (loss) before  income taxes            4,799           (4,904)       (28,801)
                                            --------         --------       --------
Income tax (expense) benefit                       -                -           (195)
                                            --------         --------       --------

 Net income (loss)                             4,799           (4,904)       (28,996)

 Preferred stock dividends                         -                -         18,421
                                            --------         --------       --------

 Net income (loss) attributable to
   common stockholders                      $  4,799         $ (4,904)      $(47,417)
                                            ========         ========       ========
Basic and diluted earnings (loss)
   per share                                                                $  (2.40)

Average shares outstanding (in thousands)                                     19,737


See accompanying notes to Unaudited Pro Forma Combined Statement of Operations.

              Notes to the Unaudited Pro Forma Combined Statement of Operations
                           For the Year Ended December 31, 1997
                                  (Dollars in thousands)

(1) The pro forma financial results exclude the effects of estimated cost savings which management believes will result from the Completed Acquisitions and the Pending Acquisitions. The Company expects to realize approximately $7,430 of cost savings resulting from the elimination of redundant station operating expenses arising from the Completed and the Pending Acquisitions, including elimination of certain management and staff positions, the consolidation of station facilities and equipment, the elimination of previous owner compensation benefits and new rates associated with revised vendor contracts. Also, the Company expects to realize approximately $2,029 of cost savings from the elimination of certain corporate overhead functions, net of increased costs associated with the implementation of the Company's corporate management structure. Corporate cost savings reflect the expected level of annual corporate expenditures arising from the Completed Acquisitions and the Pending Acquisitions. There can be no assurances that any operating or corporate cost savings will be achieved.

(2) Amount represents a non-recurring, non-cash stock compensation expense on common stock issued to certain employees and managers upon formation of the Company.

(3) Adjustments reflect historical revenues and expenses of stations acquired by the Company in 1997 for the period from January 1, 1997 through the date the stations were acquired by the Company.

(4)  Adjustment to reflect increased interest expense resulting from:


     Interest on the Notes at 10.375%                                                      $16,600
     Interest on $62,500 outstanding under the Credit Facility at 8.5%                       5,313
     Amortization of $6,338 debt issuance costs over 10 years                                  634
     Amortization of $3,000 Credit Facility transaction costs over 8 years                     375
                                                                                          --------
     Total interest expense                                                                 22,922
     Less:  Historical interest expense recorded by the Company and recorded by the stations acquired by the Company in the year ended December 31, 1997 for the
     period from January 1, 1997 through the dates acquired by the Company                   1,962
                                                                                          --------
     Net adjustment                                                                        $20,960
                                                                                          --------
                                                                                          --------
(5)  To reflect additional accretion related to Series A Preferred Stock dividend:
        Accretion of Series A Preferred Stock dividend (compounded daily at
        13.75%)                                                                            $18,421
     Less:  Pro forma dividends on NML Preferred Stock exchanged into Series A
     Preferred Stock                                                                         (274)
                                                                                          --------
     Net adjustment                                                                        $18,147
                                                                                          --------
                                                                                          --------

(6) Adjustments reflect historical revenues and expenses of Republic Corporation and the other stations acquired by the Company subsequent to January 1, 1998 as follows:

                                                                                       Other
                                                                                        1998
                                                                 Republic             Completed           1998
                                                                Corporation          Acquisitions        Completed
                                                                 Historical          Historical          Acquisitions
                                                                 ----------          ----------          ------------
     Revenues                                                     $ 11,691              $49,028            $60,719

     Less:  agency commissions                                      (2,360)              (4,398)            (6,758)
                                                                  ---------            ---------          ---------
     Net revenues                                                    9,331               44,360             53,961

     Station operating expenses
       excluding depreciation and
       amortization                                                  6,323               38,177             44,500

     Depreciation and amortization                                   1,206                5,059              6,265

     Corporate general and
       administrative expenses                                           -                   34                 34
                                                                  ---------            ---------          ---------
     Operating income                                                1,802                1,360              3,162

     Interest expense                                                  (11)               3,828              3,817

     Other (income) expense                                             32                  257                289
                                                                  ---------            ---------          ---------
     Income (loss) before income taxes                               1,781               (2,725)              (944)
     Income tax (expense) benefit                                    3,724                  (44)             3,680
                                                                  ---------            ---------          ---------
                                                                    $5,505              ($2,769)            $2,736
                                                                  ---------            ---------          ---------
                                                                  ---------            ---------          ---------

(7) Adjustments reflect the reclassification of $956 and $2,494 of expenses from station operating expenses excluding depreciation and amortization to corporate general and administrative expenses to conform with the Company's accounting practices.

(8) Adjustments reflect (i) the change in depreciation and amortization expense resulting from conforming the estimated useful lives of the Completed and the Pending Acquisitions' assets to the Company's policies and (ii) the additional depreciation and amortization expense resulting from the allocation of the purchase price to the estimated fair market value of the assets acquired. On a pro forma basis, depreciation expense is $19,021 and amortization expense is $3,894 after giving effect to the Completed Acquisitions and the Pending Acquisitions. Depreciation expense has been calculated on a straight line basis using a weighted average life of 10 years for property and equipment.
     Goodwill and other intangible assets amortization has been calculated on a straight line basis over 25 years. Non-compete agreements are being amortized over the lives of the agreements which range from 2-5 years.

     The Company allocates the purchase prices of the acquired stations based on complete evaluations of the assets acquired and the liabilities assumed. The Company believes that the excess of cost over the fair value of tangible net assets of an acquired radio station almost exclusively relates to the value of the FCC broadcasting license and goodwill. The Company believes that the purchase price allocation method described above is consistent with general practice in the radio broadcasting industry.

(9) Adjustment recorded to eliminate a non-recurring gain of $12,261 recognized by HVS Partners on the 1997 sales of radio stations in Salisbury, MD and Wilmington, NC to the Company prior to the acquisition by the Company of the remainder of HVS Partners' stations.

(10) Elimination of historical income tax benefit of Republic Corporation.

(11) Adjustment recorded to eliminate a non-recurring gain of $1,462 and $4,085 recognized by Communications Properties, Inc. and Radio Ingstad Minnesota, Inc., Radio Albert Lea, Inc. and KRCH of Minnesota, Inc., respectively, (Pending Acquisitions of the Company). The non-recurring gains were recognized by the respective Pending Acquisitions upon the sale of radio stations not acquired by the Company.

(12) Elimination of interests of minority shareholders in connection with a Pending Acquisition.